EX. 99.(d)(1)(xiii)

Amendment to

Investment Advisory Agreement between

Jackson National Asset Management, LLC and

JNL/VanEck International Gold Fund Ltd.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and JNL/VanEck International Gold Fund Ltd. (formerly JNL/Van Eck International Gold Fund Ltd.), an exempt company organized under the Companies law of the Cayman Islands (the “Company”), and a wholly-owned subsidiary of JNL/VanEck International Gold Fund (the “Fund”), a series of the  Jackson Variable Series Trust (the “Trust”), an open-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”).

Whereas, the Adviser and the Company (the “Parties”) entered into an Investment Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser agreed to perform certain advisory services to the Company.

Whereas, the Parties have agreed to amend the following section of the Agreement:

Section 8. “Duration and Termination”

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

i.	Section 8. “Duration and Termination” is hereby deleted and replaced in its entirety with the following:

8.  Duration and Termination

This Agreement will become effective as to the Company upon execution or, if later, the date that initial capital for the Company is first provided to it, and unless sooner terminated as provided herein, will continue in effect through December 31, 2015. Thereafter, if not terminated, this Agreement will continue in effect as to the Company for successive periods of 12 months through December 31, 2017, and thereafter will continue from year to year through September 30th, provided that such continuation is specifically approved at least annually by the Board.  Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, on sixty (60) days’ written notice by the Adviser.  This Agreement will immediately terminate in the event of its assignment.  Sections 9 and 10 herein shall survive the termination of this Agreement.

ii.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

iii.
Both Parties represent and warrant to the other that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

iv.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective December 13, 2017.

Attest:		JNL/VanEck International Gold Fund Ltd.

By:	/s/ Kelly L. Crosser	By:	/s/ Daniel W. Koors
	Kelly L. Crosser	Name:	Daniel W. Koors
		Title:	Director, Chief Financial Officer, and Treasurer

Attest:		Jackson National Asset Management, LLC

By:	/s/ Kelly L. Crosser	By:	/s/ Mark D. Nerud
	Kelly L. Crosser	Name:	Mark D. Nerud
		Title:	President and Chief Executive Officer